As filed with the U.S. Securities and Exchange Commission on May 9, 2022

File No. 333-262244

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 2	☒

(Check appropriate box or boxes.)

J.P. Morgan Exchange-Traded Fund Trust

(Exact Name of Registrant as Specified in Charter)

277 Park Avenue, New York, New York 10172

(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code    (800) 480-4111

Gregory S. Samuels, Esq.

J.P. Morgan Investment Management Inc.,

4 New York Plaza,

New York, New York 10004

(Name and Address of Agent for Service)

Please send copies of all communications to:

Max Vogel, Esq. JPMorgan Chase & Co. 4 New York Plaza New York, NY 10004	Jon S. Rand, Esq. Allison M. Fumai, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

Explanatory Note

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.

2.	Part C to the Registration Statement (including signature page).

3.	Exhibit (12)(b) to Item 16 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file an opinion and consent of counsel as to tax matters in connection with the reorganization of JPMorgan Market Expansion Enhanced Index Fund, a series of JPMorgan Trust II, with and into JPMorgan Market Expansion Enhanced Equity ETF, a series of the Registrant, as Exhibit (12)(b) to Item 16 to this Registration Statement on Form N-14 (the “Registration Statement”).

Parts A and B of the Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2022 and the definitive versions thereof filed with the SEC on February 23, 2022 pursuant to Rule 497 under the Securities Act are incorporated by reference herein.

Part C

Item 15.	Indemnification

Limitation of Liability and Indemnification provisions for Trustees, Shareholders, officers, employees and agents of Registrant are set forth in Article VII, Sections 2, 4 and 6 of the Declaration of Trust.

Declaration of Trust:

Section 2. Limitation of Liability.

(a)    A Trustee, when acting in such capacity, shall not be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust or any Trustee all as contemplated by Section 3803(b) of the Delaware Act. A Trustee shall not be liable for any act or omission or any conduct whatsoever in his capacity as Trustee, provided that nothing contained herein or in the Delaware Act shall protect any Trustee against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee hereunder. The appointment, designation or identification of a Trustee as the chairperson of the Trustees, the lead or assistant lead independent Trustee, a member or chairperson of a committee of the Trustees, an expert on any topic or in any area (including “audit committee financial expert” as determined for purposes of Section 407 of the Sarbanes-Oxley Act of 2002 or any successor provision thereto) or having any other special appointment, designation or identification, shall not (a) impose on that person any duty, obligation or liability that is greater than the duties, obligations and liabilities imposed on that person as a Trustee in the absence of the appointment, designation or identification or (b) affect in any way such Trustee’s rights or entitlement to indemnification, and no Trustee who has special skills or expertise, or is appointed, designated or identified as aforesaid, shall be held to a higher standard of care by virtue thereof or be limited with respect to any indemnification to which such Trustee would otherwise be entitled.

(b)    The officers, employees, Advisory Board Members and agents of the Trust shall be entitled to the protection against personal liability for the obligations of the Trust under Section 3803(c) of the Act. No officer, employee, Advisory Board Member or agent of the Trust shall be liable to the Trust, its Shareholders, or to any Trustee, officer, employee, or agent thereof for any action or failure to act (including, without limitation, the failure to compel in any way any former or acting Trustee to redress any breach of trust) except for his own bad faith, willful misconduct, gross negligence or reckless disregard of his duties.

Section 4. Indemnification.

(a)    General.

(i)    Subject to the exceptions and limitations contained in this Section 4, the Trust shall indemnify every Person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) to the fullest extent consistent with Delaware law and the 1940 Act. Without limitation of the foregoing, the Trust shall indemnify each Person who was or is (or is threatened to be made) a party to or otherwise involved in any proceeding, by reason of being or having been a Trustee or officer of the Trust, against attorneys’ fees, expenses, costs, judgments, amounts paid in settlement, fines, penalties, fees of expert witnesses, document production fees, and all other liabilities whatsoever actually incurred by him, her or it in connection with such proceeding to the maximum extent consistent with Delaware law and the 1940 Act. The indemnification and other rights provided by this Section 4 shall continue as to a Person who has ceased to be a Trustee or officer of the Trust.

(ii)    Subject to the exceptions and limitations contained in this Section 4, the Trust may indemnify every Person who is, has been, or becomes an agent of the Trust to the fullest extent consistent with Delaware law and the 1940 Act. Without limitation of the foregoing, the Trust may indemnify each Person who was or is a party to or otherwise involved in any proceeding, by reason of being or having been an agent of the Trust, against attorneys’ fees, expenses, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever actually incurred by him, her or it in connection with such proceeding to the maximum extent consistent with Delaware law and the 1940 Act. The indemnification and other provisions of this Section 4 may be continued as to a Person who has ceased to be an agent of the Trust.

(iii)    Expenses incurred by a Trustee or officer in connection with the defense of any proceeding of the character described in clause (i) above shall be advanced by the Trust within 90 days of submission of such expenses to the Trust and expenses incurred by an agent in connection with the defense of any proceeding may be advanced by the Trust from time to time prior to final disposition thereof upon receipt of an undertaking by, or on behalf of, such Trustee, officer or agent that such amount will be paid over by him, her or it to the Trust if it is ultimately determined that he, she or it is not entitled to indemnification under this Section 4; provided, however, that (a) such Person shall have provided appropriate security for such undertaking, (b) the Trust is insured against losses arising out of any such advance payments, or (c) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the proceeding (“Disinterested Trustees”), or independent legal counsel in a written opinion, shall have determined, based upon a review of the readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Trustee, officer or agent will be found entitled to indemnification under this Section 4.

(b)    Limitations, Settlements.

(i)    The Trust shall not indemnify a Trustee, officer or agent who shall have been adjudicated by a court or body before which the proceeding was brought to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, “disabling conduct”).

(ii)    The Trust shall not indemnify a Trustee, officer or agent unless (i) the court or other body before which the proceeding was brought determines that such Trustee, officer or agent did not engage in disabling conduct or (ii) in the absence of such

Section 6. Insurance.

The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Trustee, officer or agent of the Trust in connection with any proceeding in which he or she may become involved by virtue of his or her capacity or former capacity as a Trustee, officer or agent of the Trust. For purposes of this Section 6, “agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person.

Item 16.	Exhibits

(1)(a)

Certificate of Trust dated February 25, 2010. Incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) as filed with the Securities and Exchange Commission on October 21, 2013 (Accession Number 0001193125-13-405484).

(1)(b)

Amended and Restated Declaration of Trust dated February 19, 2014. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on February 25, 2014 (Accession Number 0001193125-14-067429).

(1)(c)

Amended Schedule A to the Amended and Restated Declaration of Trust as of July 29, 2021. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on July 30, 2021 (Accession Number 0001193125-21-230357).

(2)

Amended and Restated By-Laws dated August 23, 2021. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on October 1, 2021 (Accession Number 0001193125-21-289464).

(3)	Not Applicable.

(4)

Form of Agreement and Plan of Reorganization and Liquidation. Incorporated herein by reference to the definitive version of the Information Statement/Prospectus included in the Registrant’s Registration Statement on Form N-14 (the “N-14 Registration Statement”) as filed with the Securities and Exchange Commission, pursuant to Rule 497 under the Securities Act of 1933, as amended, on February 23, 2022 (Accession Number 0001193125-22-050063).

(5)	Instrument defining rights of shareholders incorporated by reference to Exhibits (1)(b) and (2).

(6)(a)

Management Agreement dated November 1, 2019. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on November 22, 2019 (Accession Number 0001193125-19-298434).

(6)(b)

Amended Schedule A to the Management Agreement as of October 4, 2021. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on October 22, 2021 (Accession Number 0001193125-21-304898).

(6)(c)

Management Agreement dated March 11, 2019 for JPMorgan BetaBuilders 1-5 Year U.S. Aggregate Bond ETF and JPMorgan BetaBuilders U.S. Equity ETF. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on June 26, 2019 (Accession Number 0001193125-19-182457).

(6)(d)

Form of Investment Advisory Agreement for JPMorgan Inflation Managed Bond ETF. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on August 11, 2021 (Accession Number 0001193125-21-242644).

(6)(e)

Form of Investment Advisory Agreement for JPMorgan International Research Enhanced Equity ETF. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on August 11, 2021 (Accession Number 0001193125-21-242644).

(6)(f)

Form of Investment Advisory Agreement for JPMorgan Market Expansion Enhanced Equity ETF. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on August 11, 2021 (Accession Number 0001193125-21-242644).

(6)(g)

Form of Investment Advisory Agreement for JPMorgan Realty Income ETF. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on August 11, 2021 (Accession Number 0001193125-21-242644).

(7)(a)

Distribution Agreement dated October 1, 2017. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on November 3, 2017 (Accession Number 0001193125-17-332834).

(7)(b)

Amended Schedule A to the Distribution Agreement as of July 29, 2021. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on October 1, 2021 (Accession Number 0001193125-21-289464).

(8)	Not applicable.

(9)(a)(1)

Amended and Restated Global Custody and Fund Accounting Agreement dated October 1, 2017, between J.P. Morgan Exchange-Traded Fund Trust and JPMorgan Chase Bank, N.A. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on November 3, 2017 (Accession Number 0001193125-17-332834).

(9)(a)(2)

Amendment to the Amended and Restated Global Custody and Fund Accounting Agreement as of July 29, 2021, including Amended Schedule A. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on October 1, 2021 (Accession Number 0001193125-21-289464).

(9)(a)(3)

Amendment to the Amended and Restated Global Custody and Fund Accounting Agreement as of December 1, 2019, including Amended Schedule B. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on September 24, 2020 (Accession Number 0001193125-20-253233).

(9)(a)(4)

Amendment to the Amended and Restated Global Custody and Fund Accounting Agreement as of February 1, 2020. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on June 16, 2021 (Accession Number 0001193125-21-192257).

(9)(a)(5)

Amendment to the Amended and Restated Global Custody and Fund Accounting Agreement as of September 16, 2020. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on February 22, 2021 (Accession Number 0001193125-21-050282).

(9)(b)(1)

Third Party Securities Lending Rider, dated June 18, 2018 to the Amended and Restated Global Custody and Fund Accounting Agreement, dated October 1, 2017 among J.P. Morgan Exchange-Traded Fund Trust, JPMorgan Chase Bank, N.A. and Citibank, N.A. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on January 22, 2019 (Accession Number 0001193125-19-013831).

(9)(b)(2)

Amendment to Third Party Securities Lending Rider as of July 29, 2021. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on October 1, 2021 (Accession Number 0001193125-21-289464).

(10)	Not applicable.

(11)

Opinion and consent of counsel regarding legality of issuance of shares and other matters. Incorporated herein by reference to the Registrant’s N-14 Registration Statement as filed with the Securities and Exchange Commission on January 19, 2022 (Accession Number 0001193125-22-012596).

(12)(a)

Opinion and consent of counsel regarding tax matters. Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant’s N-14 Registration Statement as filed with the Securities and Exchange Commission on April 11, 2022 (Accession Number 0001193125-22-101179).

(12)(b)	Opinion and consent of counsel regarding tax matters. Filed herewith.

(13)(a)(i)

Agency Services Agreement dated May 8, 2014. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on May 14, 2014 (Accession Number 0001193125-14-198331).

(13)(a)(ii)

Amendment to the Agency Services Agreement as of July 29, 2021, including Amended Exhibit A. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on October 1, 2021 (Accession Number 0001193125-21-289464).

(13)(a)(iii)

Amendment to the Agency Services Agreement as of December 1, 2019, including Amended Exhibit B. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on September 24, 2020 (Accession Number 0001193125-20-253233).

(13)(b)(i)

Sublicense Agreement. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on June 27, 2018 (Accession Number 0001193125-18-205847).

(13)(b)(ii)

Amended Schedule A to the Sublicense Agreement. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 4, 2020 (Accession Number 0001193125-20-310606).

(13)(b)(iii)

Form of License Agreement for JPMorgan Carbon Transition U.S. Equity ETF. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 4, 2020 (Accession Number 0001193125-20-310606).

(13)(c)(i)

Global Securities Lending Agency Agreement, dated June 18, 2018, between J.P. Morgan Exchange-Traded Fund Trust and Citibank, N.A. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on January 22, 2019 (Accession Number 0001193125-19-013831).

(13)(c)(ii)

Amendment to the Global Securities Lending Agency Agreement as of October 4, 2018. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on January 22, 2019 (Accession Number 0001193125-19-013831).

(13)(c)(iii)

Amendment to the Global Securities Lending Agency Agreement as of December 11, 2018. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on January 22, 2019 (Accession Number 0001193125-19-013831).

(13)(c)(iv)

Amendment to the Global Securities Lending Agency Agreement as of November 14, 2019. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on November 22, 2019 (Accession Number 0001193125-19-298434).

(13)(c)(v)

Amendment to the Global Securities Lending Agency Agreement as of December 18, 2019. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on February 27, 2020 (Accession Number 0001193125-20-052347).

(13)(c)(vi)

Amendment to the Global Securities Lending Agency Agreement as of May 18, 2020. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on June 26, 2020 (Accession Number 0001193125-20-180274).

(13)(c)(vii)

Amendment to the Global Securities Lending Agency Agreement as of November 1, 2020. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 10, 2020 (Accession Number 0001193125-20-314518).

(13)(c)(viii)

Amendment to the Global Securities Lending Agency Agreement as of December 18, 2020. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on March 4, 2021 (Accession Number 0001193125-21-068671).

(13)(c)(ix)

Amendment to the Global Securities Lending Agency Agreement as of July 29, 2021. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on October 1, 2021 (Accession Number 0001193125-21-289464).

(13)(d)(i)

Fee Waiver Agreement dated March 9, 2021 for JPMorgan Emerging Markets Equity Core ETF. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on June 16, 2021 (Accession Number 0001193125-21-192257).

(13)(d)(ii)	Fee Waiver Agreement dated December 1, 2021 for JPMorgan Inflation Managed Bond ETF, JPMorgan International Research Enhanced Equity ETF, JPMorgan Market Expansion Enhanced Equity ETF and JPMorgan Realty Income ETF. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 6, 2021 (Accession Number 0001193125-21-349080).

(13)(e)	Form of Administration Agreement for JPMorgan Inflation Managed Bond ETF, JPMorgan International Research Enhanced Equity ETF, JPMorgan Market Expansion Enhanced Equity ETF and JPMorgan Realty Income ETF. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 6, 2021 (Accession Number 0001193125-21-349080).

(14)	Consent of independent registered accounting firm. Incorporated herein by reference to the Registrant’s N-14 Registration Statement as filed with the Securities and Exchange Commission on January 19, 2022 (Accession Number 0001193125-22-012596).

(15)	Not Applicable.

(16)(a)	Powers of Attorney for the Trustees. Incorporated herein by reference to the Registrant’s N-14 Registration Statement as filed with the Securities and Exchange Commission on January 19, 2022 (Accession Number 0001193125-22-012596).

(16)(b)	Power of Attorney for Brian S. Shlissel. Incorporated herein by reference to the Registrant’s N-14 Registration Statement as filed with the Securities and Exchange Commission on January 19, 2022 (Accession Number 0001193125-22-012596).

(16)(c)	Power of Attorney for Timothy J. Clemens. Incorporated herein by reference to the Registrant’s N-14 Registration Statement as filed with the Securities and Exchange Commission on January 19, 2022 (Accession Number 0001193125-22-012596).

(17)(a)	Code of Ethics of the Trust. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on May 14, 2014 (Accession Number 0001193125-14-198331).

(17)(b)	Code of Ethics of J.P. Morgan Asset Management, Inc., including JPMIM, effective February 1, 2005; Revised December 18, 2020. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on February 22, 2021 (Accession Number 0001193125-21-050282).

(17)(c)	Code of Ethics of the Distributor dated February 1, 2005, as amended. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on November 3, 2017 (Accession Number 0001193125-17-332834).

Item 17.	Undertakings

(1)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or part who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed on the behalf of the Registrant, City of New York and State of New York, on the 9th day of May, 2022.

J.P. Morgan Exchange-Traded Fund Trust

By: Brian S. Shlissel*
Brian S. Shlissel
President and Principal Executive Officer

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 9th day of May, 2022.

JOHN F. FINN*	STEPHEN P. FISHER*
John F. Finn Trustee	Stephen P. Fisher Trustee

GARY L. FRENCH*	KATHLEEN M. GALLAGHER*
Gary L. French Trustee	Kathleen M. Gallagher Trustee

ROBERT J. GRASSI*	FRANKIE D. HUGHES*
Robert J. Grassi Trustee	Frankie D. Hughes Trustee

RAYMOND KANNER*	THOMAS P. LEMKE*
Raymond Kanner Trustee	Thomas P. Lemke Trustee

LAWRENCE R. MAFFIA*	MARY E. MARTINEZ*
Lawrence R. Maffia Trustee	Mary E. Martinez Trustee

MARILYN MCCOY*	DR. ROBERT A. ODEN, JR.*
Marilyn Mccoy Trustee	Dr. Robert A. Oden, Jr. Trustee

MARIAN U. PARDO*	EMILY A. YOUSSOUF*
Marian U. Pardo Trustee	Emily A. Youssouf Trustee

ROBERT F. DEUTSCH*	NINA O. SHENKER*
Robert F. Deutsch Trustee	Nina O. Shenker Trustee

TIMOTHY J. CLEMENS *	BRIAN S. SHLISSEL*
Timothy J. Clemens Treasurer and Principal Financial Officer	Brian S. Shlissel President and Principal Executive Officer

*By	/S/ MAX VOGEL
Max Vogel Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.

(12)(b)	Opinion and consent of counsel regarding tax matters.